SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 32048; File No. 812-14430]

NexPoint Capital, Inc., <u>et al.</u>; Notice of Application

March 24, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 17(d) and section 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) and section 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit a business development company ("BDC") and a closed-end management investment company to co-invest in portfolio companies with each other and with certain affiliated investment funds.

<u>Applicants</u>: NexPoint Capital, Inc. ("NexPoint Capital"), NexPoint Credit Strategies Fund ("NHF") (each of NexPoint Capital and NHF, an "Existing Investment Company" and collectively, the "Existing Investment Companies"), NexPoint Advisors, L.P. ("NexPoint Advisors"), Highland Multi Strategy Credit Fund, L.P. ("HMSCF") and Highland Capital Healthcare Partners (Master), L.P. ("HCHP" and, collectively with HMSCF, the "Existing Private Funds"), Highland Capital Management, L.P., Highland Capital Healthcare Advisors, L.P. and Acis Capital Management, L.P. (each, a "Current Adviser to Private Funds" and, collectively, the "Current Advisers to Private Funds," and, the Current Advisers to Private Funds collectively with the Existing Investment Companies, NexPoint Advisors and the Existing Private Funds, the "Applicants").

<u>Filing Dates</u>: The application was filed on March 6, 2015 and amended on August 28, 2015, December 21, 2015, March 11, 2016, and March 18, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 18, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 300 Crescent Court, Suite 700, Dallas, Texas 75201.

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   NexPoint Capital, a Delaware corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Act.[1] NexPoint Capital's investment objective is to generate current income and capital

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant

appreciation primarily through investments in middle-market healthcare companies, middle-market companies in non-healthcare sectors, syndicated floating rate debt of large nonpublic and public companies and collateralized loan obligations. NexPoint Capital's board of directors currently consists of six members, five of whom are not "interested persons" of NexPoint Capital within the meaning of section 2(a)(19) of the Act (the "Independent Directors").

2.   NHF, a Delaware statutory trust, is an externally managed, non-diversified, closed-end management investment company registered under the Act. NHF's investment objective is to generate current income and capital appreciation primarily through investments in: (i) secured and unsecured floating and fixed rate loans; (ii) bonds and other debt obligations; (iii) debt obligations of stressed, distressed and bankrupt issuers; (iv) structured products, including but not limited to, mortgage-backed and other asset-backed securities and collateralized debt obligations; and (v) equities. NHF's board of trustees currently consists of six members, five of whom are not "interested persons" of NHF within the meaning of section 2(a)(19) of the Act (the "Independent Trustees").

3.   NexPoint Advisors, a Delaware limited partnership, is registered under the Investment Advisers Act of 1940 ("Advisers Act") and is the investment adviser of NexPoint Capital and NHF.

4.   The Existing Private Funds are entities formed under the laws of Delaware or under the laws of the Cayman Islands. In reliance on the exclusion from the definition of "investment company" provided by section 3(c)(1) or 3(c)(7) of the Act, neither of the Existing Private Funds will be registered under the Act. Highland Capital Management, L.P., registered as an investment adviser under the Advisers Act, serves as the investment adviser to HMSCF, and Acis Capital

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managerial assistance with respect to the issuers of such securities.

Management, L.P., registered as an investment adviser under the Advisers Act, serves as the investment sub-adviser to HMSCF. Highland Capital Healthcare Advisors, L.P., registered as an investment adviser under the Advisers Act, serves as the investment adviser to HCHP. NexPoint Advisors expects that certain portfolio companies that are appropriate investments for a Private Fund[2] may also be appropriate for one or more Investment Companies,[3] with certain exceptions based on available capital or diversification.

     5.   Applicants seek an order ("Order")[4] to allow an Investment Company to co-invest in the same issuers of securities with one or more other Investment Companies or Private Funds (the "Co-Investment Program") with which it may be prohibited from co-investing by reason of section 17(d) or section 57 of the Act. For purposes of the application, a "Co-Investment Transaction" means any transaction in which an Investment Company (or one of its Wholly Owned Investment Subsidiaries, as defined below) participates together with one or more other Investment Companies and/or Private Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which an Investment Company (or a Wholly Owned Investment Subsidiary) could not participate together with one or more other Investment Companies and/or Private Funds without obtaining and relying on the Order.

     6.   Each of the Investment Companies may, from time to time and as applicable, form a special purpose subsidiary (a "Wholly-Owned Investment Subsidiary").[5] Wholly-Owned

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[2] "Private Fund" means any Existing Private Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program (as defined below). "Adviser" means (a) NexPoint Advisors, (b) the Current Advisers to Private Funds, and (c) any future investment adviser that controls, is controlled by or is under common control with any of NexPoint Advisors or the Current Advisers to Private Funds and is registered as an investment adviser under the Advisers Act.

[3] The term "Investment Company" means any Existing Investment Company and any future closed-end investment company that (a) is registered under the Act or has elected to be regulated as a BDC under the Act, (b) will be advised by an Adviser, and (c) that intends to participate in the Co-Investment Program.

[4] All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with the terms and conditions of the application.

[5] The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purpose is to hold one or

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Investment Subsidiaries would be prohibited from investing in a Co-Investment Transaction with

any other Investment Company or Private Fund because the Wholly-Owned Investment Subsidiary

would be a company controlled by the applicable Investment Company for purposes of section

17(d) and section 57(a)(4) and rule 17d-1. Applicants request that any Wholly Owned Investment

Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Investment

Company of which it is a subsidiary and that the participation in any such transaction by any

Wholly Owned Investment Subsidiary be treated, for purposes of the Order, as though the

Investment Company of which it is a subsidiary were participating directly. Applicants represent

that this treatment is justified because any Wholly Owned Investment Subsidiary would have no

purpose other than serving as a holding and financing vehicle for the applicable Investment

Company's investments and, therefore, no conflicts of interest could arise between an Investment

Company and its Wholly Owned Investment Subsidiary. The board of directors or board of

trustees, as applicable, of an Investment Company would make all relevant determinations under the

conditions with regard to the participation of such Investment Company's Wholly Owned

Investment Subsidiary in a Co-Investment Transaction, and the board of directors or the board of

trustees, as applicable, of an Investment Company would be informed of, and take into

consideration, any proposed use of any Wholly Owned Investment Subsidiary in such Investment

Company's place. If an Investment Company proposes to participate in the same Co-Investment

Transaction with any of its Wholly Owned Investment Subsidiaries, the board of directors or the

more investments and issue debt on behalf of such Investment Company, to obtain debt financing for those investments and, in the case of a Wholly Owned Investment Subsidiary organized as a small business investment company under the Small Business Investment Act of 1958 ("SBA Act"), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration; (b) that is wholly owned by such Investment Company (with the applicable Investment Company at all times holding directly or indirectly, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the board of directors or board of trustees, as applicable, of such Investment Company has the sole authority to make all determinations with respect to the Wholly Owned Investment Subsidiary's participation under the conditions to the application; and (d) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

board of trustees, as applicable, of such Investment Company will also be informed of, and take into consideration, the relative participation of the Investment Company and the Wholly Owned Investment Subsidiary.

7.   Applicants represent that the Adviser of another Investment Company or a Private Fund will refer to the Adviser of an Investment Company all Potential Co-Investment Transactions within such Investment Company's Objectives and Strategies[6] that are considered for such other Investment Company or Private Fund, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the applicable Adviser will consider the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Investment Company. Likewise, when selecting investments for a Private Fund, the applicable Adviser to the Private Fund will select investments separately for the Private Fund, considering the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Private Fund. Each Co-Investment Transaction and the proposed allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of section 57(o) of the Act) (the "Required Majority")[7] of the Investment Company's board of directors or board of trustees, as applicable.

8.   Other than pro rata dispositions and follow-on investments[8] as provided in conditions

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[6] "Objectives and Strategies" means the Investment Company's investment objectives and strategies, as described in its registration statement on Form N-2 and other filings made with the Commission by such Investment Company under the Securities Act of 1933, as amended ("1933 Act"), or the Act, any reports filed by such Investment Company with the Commission under the Securities Exchange Act of 1934, as amended, or the Act and such Investment Company's reports to stockholders.

[7] In the case of an Investment Company that is a registered closed-end fund, the directors or trustees that make up the Required Majority will be determined as if the Investment Company were a BDC subject to section 57(o).

[8] "Follow-on investment" means an additional investment in an existing portfolio company, including through the exercise of warrants, conversion privileges or other rights to acquire securities of the portfolio company.

7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors or trustees of the applicable Investment Company who are eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the Required Majority will approve each Co-Investment Transaction prior to any investment by such Investment Company.

9.   With respect to the pro rata dispositions and follow-on investments provided in conditions 7 and 8, the Investment Companies may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of such Investment Company and each other Investment Company or Private Fund in such disposition or follow-on investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the board of directors or board of trustees, as applicable, of the Investment Company has approved such Investment Company's participation in pro rata dispositions and follow-on investments as being in the best interests of the Investment Company. If such board does not so approve, any such disposition or follow-on investment will be submitted to the Investment Company's Eligible Directors. The board of directors or board of trustees, as applicable, of an Investment Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments, with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors of such Investment Company.

10.   No Independent Director or Independent Trustee of an Investment Company will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in the Investment Company.

11.   Under condition 14, if NexPoint Advisors or its principals, or any person controlling, controlled by, or under common control with NexPoint Advisors or its principals, and the Private Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of an Investment Company (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Directors or Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of NexPoint Advisors or its principals to influence the Independent Directors or Independent Trustees by a suggestion, explicit or implied, that the Independent Directors or Independent Trustees can be removed will be limited significantly. Applicants represent that the Independent Directors or Independent Trustees shall evaluate and approve any independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company or a company controlled by such company unless the Commission has granted an order permitting such transactions. Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC (or a company controlled by such company) in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to BDCs. Because the Commission has not adopted any rules under section

57(a)(4), rule 17d-1 applies to BDCs. NexPoint Advisors and any other Investment Company or Private Fund that it advises could be deemed to be persons related to an Investment Company in a manner described by section 2(a)(3) or section 57(b), as applicable, and, therefore, prohibited by section 17(d) or section 57(a)(4), as applicable, and rule 17d-1 from participating in the Co-Investment Program. In addition, because the other Advisers are "affiliated persons" of NexPoint Advisors, such Advisers and the Investment Companies and Private Funds advised by any of them could be deemed to be persons related to such Investment Company in a manner described by section 2(a)(3) or section 57(b), as applicable, and also prohibited from participating in the Co-Investment Program. Finally, because any Wholly Owned Investment Subsidiary will be controlled by an Investment Company, it will subject to section 17(d) or section 57(a)(4), and thus also subject to the provisions of rule 17d-1.

2.   Rule 17d-1, as made applicable to BDCs by section 57(i), prohibits any person who is related to a BDC in a manner described in section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, absent an order from the Commission. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that they expect that co-investment in portfolio companies by the Investment Companies and the Private Funds will increase favorable investment opportunities for each participant.

4.   Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in the application, will ensure that each Investment Company will be treated fairly. Applicants state that each Investment Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from, or less advantageous than, that of the other Investment Companies or the Private Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for a Private Fund or another Investment Company that falls within an Investment Company's then-current Objectives and Strategies, the Investment Company's Adviser will make an independent determination of the appropriateness of such investment for such Investment Company in light of such Investment Company's then-current circumstances.

2.   (a)   If the applicable Adviser deems an Investment Company's participation in any Potential Co-Investment Transaction to be appropriate for such Investment Company, it will then determine an appropriate level of investment for such Investment Company;

(b)   If the aggregate amount recommended by the applicable Adviser to be invested in such Potential Co-Investment Transaction by an Investment Company, together with the amount proposed to be invested by the other participating Investment Companies and Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participating party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party. The applicable Adviser will provide the Eligible Directors of each participating Investment Company with information concerning each participating party's available capital to assist the Eligible Directors with their review of such Investment Company's investments for compliance with these allocation procedures; and

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Investment Company and each Private Fund, to the Eligible Directors of each participating Investment Company for their consideration. An Investment Company will co-invest with one or more other Investment Companies and/or Private Funds only if, prior to the Investment Company's participation in the Potential Co-Investment Transaction, the Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to such Investment Company and its stockholders and do not involve overreaching in respect of such Investment Company or its stockholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the stockholders of such Investment Company; and

(B)   such Investment Company's then-current Objectives and Strategies;

(iii)   the investment by another Investment Company or any Private Fund would not disadvantage such Investment Company, and participation by such Investment Company would not be on a basis different from, or less advantageous than, that of any other Investment Company or Private Fund; provided, that if any other Investment Company or Private Fund, but not such Investment Company itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the Advisers agree to, and do, provide periodic reports to each Investment Company's board of directors or board of trustees, as applicable, with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any other Investment Company, Private Fund or any affiliated person of another Investment Company or Private Fund receives in connection with the right of such other Investment Company or Private Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Private Funds (which each may, in turn, share their portion with their affiliated persons) and the participating Investment Companies in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Investment Company will not benefit the other Investment Companies, the Advisers, the Private Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13; (B) to the extent permitted by sections 17(e) or 57(k) of the Act, as applicable; (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Investment Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the board of directors or the board of trustees, as applicable, of each Investment Company, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Investment Companies and the Private Funds during the preceding quarter that fell within such Investment Company's then-current Objectives and Strategies that were not made available to such Investment Company and an explanation of why the investment opportunities were not offered to such Investment Company. All information presented to a board pursuant to this condition will be kept for the life of such Investment Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for follow-on investments made in accordance with condition 8,[9] an Investment Company will not invest in reliance on the Order in any issuer in which any other Investment Company, Private Fund or any affiliated person of another Investment Company or Private Fund is an existing investor.

6.   An Investment Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for each participating Investment Company and Private

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[9] This exception applies only to follow-on investments by an Investment Company in issuers in which that Investment Company already holds investments.

Fund. The grant to another participant, but not such Investment Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Investment Company or Private Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Investment Company that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by such Investment Company in any such disposition.

(b)   Each Investment Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Private Funds and other participating Investment Companies.

(c)   An Investment Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of such Investment Company and of each other participant in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the board of directors or board of trustees, as applicable, of such Investment Company has approved as being in the best interests of such Investment Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) such board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to an Investment Company's participation to the Eligible Directors of such Investment Company, and the Investment Company will participate in such disposition solely to the extent that the Required Majority determines that it is in the Investment Company's best interests.

(d)   Each Investment Company and each other participant will bear its own expenses in connection with any such disposition.

8.   (a)   If any Investment Company or Private Fund desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Investment Company that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by such Investment Company.

(b)   Such Investment Company may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investment Company and each Private Fund in such investment is proportionate to its outstanding investment in the issuer immediately preceding the follow-on investment; (ii) the board of directors or board of trustees, as applicable, of such Investment Company has approved as being in the best interests of such Investment Company the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in the application); and (iii) such board is provided on a quarterly basis with a list of all follow on investments made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to such Investment

Company's participation to the Eligible Directors, and such Investment Company will participate in such follow-on investment solely to the extent that the Required Majority determines that it is in such Investment Company's best interests.

(c)   If with respect to any follow-on investment:

(i)   the amount of the opportunity is not based on the Investment Companies' and the Private Funds' outstanding investments immediately preceding the follow-on investment; and

(ii)   the aggregate amount recommended by the applicable Adviser to be invested by each Investment Company in the follow-on investment, together with the amount proposed to be invested by the participating Private Funds in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors or Independent Trustees, as applicable, of each Investment Company will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the other Investment Companies and the Private Funds that the applicable Investment Company considered but declined to participate in, so that the Independent Directors or Independent Trustees, as applicable, may determine whether all investments made during the preceding quarter, including

those investments which the applicable Investment Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors or Independent Trustees, as applicable, will consider at least annually the continued appropriateness for such Investment Company of participating in new and existing Co-Investment Transactions.

10.   The Investment Companies will maintain the records required by section 57(f)(3) of the Act as if each of the Investment Companies were a business development company and as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Directors or Independent Trustees, as applicable, will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any Private Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Investment Companies and the Private Funds, be shared by the participating Investment Companies and the participating Private Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee[10] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Investment Companies and the participating Private Funds on a pro rata basis, based on the amount each

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[10] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and such account will earn a competitive rate of interest that will also be divided pro rata among the participating Investment Companies and the participating Private Funds based on the amount each invests in such Co-Investment Transaction. None of the Investment Companies, the Private Funds, the Advisers, nor any affiliated person of the Investment Companies or Private Funds will receive additional compensation or remuneration of any kind as a result of, or in connection with, a Co-Investment Transaction (other than (a) in the case of the participating Investment Companies and the participating Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the respective investment advisory agreements).

14.   If the Holders own in the aggregate more than 25 percent of the Shares of an Investment Company, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board's composition, size, or manner of election.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary